December 13, 2024

Jihan Wu
Chairman and Chief Executive Officer
Bitdeer Technologies Group
08 Kallang Avenue
Aperia tower 1, #09-03/04
Singapore 339509

       Re: Bitdeer Technologies Group
           Registration Statement on Form F-3
           Filed December 11, 2024
           File No. 333-283732
Dear Jihan Wu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Reid S. Hooper, Esq.